Exhibit 99.3

Business model and capital allocation strategy
Roger Dassen
Executive Vice President & Chief Financial Officer
Investor Day Veldhoven

Business model and capital allocation strategy Key messages     Investments create    Our continued investments in technology leadership have created significant value    shareholder value Growth in    Growth in semiconductor end markets and increasing lithography intensity markets    on future nodes fuel demand for our products and services Market scenarios    We expect substantial growth opportunities in this decade opportunity    Based on different market scenarios, we see an opportunity to achieve the following in 2025 and 2030: 2025: annual revenue between approximately €30 billion and €40 billion with gross margin between approximately 54% and 56% 2030: annual revenue between approximately €44 billion and €60 billion with gross margin between approximately 56% and 60% Growing dividends    We expect to continue to return significant amounts of cash to our shareholders and buybacks    through a combination of growing dividends and share buybacks ASML announces a new share buyback program, effective today, and to be executed by December 31, 2025. We intend to repurchase shares up to an amount of €12.0 billion Page 2

Historical shareholder value creation Continuing growth Continued shareholder value creation Page 3

ASML’s technology leadership comes from strategic investments that     enable cost-effective innovations for our customers     Growth methods    Investments Organic growth by investments     in R&D and Capex     4.7 Berliner Glas acquisition (€0.3bn) Strategic acquisitions and     Carl Zeiss SMT Holding investments in     acquisition 24.9% ( interest €1.0bn) 1.5 3.5 Supply chain for technology and capacity (Cymer, Carl     HMI acquisition (€2.8bn)3.2 Zeiss SMT, Berliner Glas)     2.90.9 bn 1.0 New business (HMI)€ In Cymer acquisition 2.20.9 (€3.1bn) 1.60.6 1.41.41.43.2 0.4 1.10.40.40.32.5 0.92.2 0.80.22.0 0.7 0.30.21.6 0.1 1.11.11.11.3 0.9 0.5 0.60.6 2010 2011201220132014201520162017*20182019202020212022E** * ASML contribution Zeiss SMT Capex included as of 2017     ** 2022E is the best estimate for the FY2022 figures     R&DCapex Page 4

ASML’s EPS has grown at a CAGR of 18% since 2010 driven by revenue growth, improved margins and share buybacks     Growth drivers    Revenue/Gross margin/EPS 32.0     14.36 • Systems revenue grew at a 12%     CAGR since 2010     • Installed Base Management* grew    27.0 8.4953% at a 21% CAGR since 2010 driven     6.106.16 by upgrades and service of growing     50% 22.0     4.9321.1 installed base     49% 18.6 453.46 • Gross margin improved from 43%     3.3.225.7 2.72.74 in 2010 to ≥50%, reflecting the    17.0 2.352.3646%5.0 strength of our DUV and     45%45%45%14.0 44%46% Applications business and progress     43%11.8 12.0     43%10.93.7 in EUV profitability     42%42%9.12.8 • EPS grew at 18% CAGR since     2.7 36.82.715.4 2010 driven by profitability and    7.0 5.75.25.96.13.7 share buyback     4.50.84.71.62.12.210.3 0.6 0.91.38.39.0 6.4 2.0    3.9 4.93.84.04.24.24.6 2010 201120122013201420152016201720182019202020212022E (3.0)     * Installed Base Management equals our net service and field option sales     Systems (€bn) Installed Base Management (€bn) EPS (€)Gross margin (%) Page 5

ASML created significant shareholder value over    the period 2010-2022* ASML outgrows markets indices    Total Shareholder Return Total Shareholder Return (TSR)    3,000 annualized compounded :     2,500 ASML (Nasdaq) : 24% Semiconductor index—SOX 18%2,000 Technology index—Nasdaq 14% $     in    1,500 1,000 500 0 2010 2011201220132014 20152016201720182019202020212022 Source: Bloomberg (Total Shareholder Return: index = 2010)     Total Shareholder Return (TSR) = shareprice increase + dividend pay-out     2022*: the graph includes data until November 1, 2022     ASML (Nasdaq)NASDAQS&P 500SOXAEX Page 6

Historical shareholder value creation Continuing growth Continued shareholder value creation Page 7

Model scenarios     Model assumptions     Scenarios End markets    Wafer demand Litho spend 20252030 Start with end markets    Convert to wafer demand: Translate to worldwideHighHigh High – Low scenarios    units, convert to ASML LowLow share Installed Base    Estimate growth of our Management    Installed Base business Page 8

Semi end markets expected to grow 9% through 2030     All markets contributing; Datacenter, Automotive and Industrial expected to outperform     Smartphone ($bn)     Personal Computing ($bn) Consumer Electronics ($bn) 21 +6%+3% 12512 121 1 1 5 1 121150 15115 1011+9% 10210011 10    115 105 11 2 1 250 5 15 1    1 1120 21 22 2225 2 222015 1 1 11 20 21 22 22 25 2 22 2015 1 1 11 20 2122 2 2 25 2222 0 Wired & wireless Infrastructure ($bn)     Servers, Datacenters & Storage ($bn) Total Semiconductor ($bn) 2Forecast +13% +8%2+61 21 15 5 55111 5100 1CAGR10 2 0    1 11 2 22020-2030+9%+157 15 1    1 1120 21 22 2225 2 222015 1 1 11 20 21 22 22 25 2 22 20 2 Automotive ($bn)     Industrial Electronics ($bn) 5 51 5 1 11 02222 +14%+12% +18+405 102101 125 55 0     2105250 51 15 1    1 1120 21 22 2225 2 222015 1 1 11 20 21 22 22 25 2 22 2015 1 1 11 20 2122 2 2 25 2222 0Source: Historical data: Gartner. Outlook: Gartner Q22 Forecast (Sep22, 2022) for years ’22-’2 ; Outlook 20 0: ASML estimate; segment revenue extrapolated using ’20-’2     Compound Annual Growth Rate (CAGR). Some deviations from this methodology due to expected growth profile differences across the decade     CMD 2021CMD 2022 CMD 2022—extrapolation Page 9

Translating to expected growth of wafer demand in all segments

Higher growth for advanced Logic, mature markets and Technological sovereignty and foundry competition compared to CMD 2021

Capacity (million wafer/year) 300 mm equivalent


~10% inefficiency or an additional
18 million wafer capacity by 2030
200
150
100
0
2010
2015
2020
2025
2030

Source: ASML analysis, advanced Logic ≤28 nm, mature >28 nm

Cost-effective innovations

- Tech sovereignty leading to less efficient use of the installed capacity as countries/regions aim to (re)gain fab footprint.
- Fab base becomes more spread in ownership and geography and load balancing will become more difficult
- Intensified foundry competition could lead to period with overcapacity as players try to capture market share

	kwspm/yr CMD 2021 2020-2025	kwspm/yr Growth 2020-2030	Percentage CAGR 2020-2030
NAND	+100	+100	4.9%
DRAM	+80	+80	4.7%
Advanced Logic	+125	+220	12.0%
Mature	+200	+380	6.0%
Total	+505	+780	6.5%
+ Technological Sovereignty & Competition		+150	
Total capacity	+505	+930	7.4%

Mature · Logic · DRAM · NAND

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Lithography spend increasing on future nodes



Advanced Logic (≤ 28 nm)
45 kwspm*
Spend % by Wavelength
100%
80%
60%
40%
20%
0%
7 nm
5 nm
3 nm
2 nm
1.x nm
1 nm
Lithography Spend/k Wafer Starts
~30% NoN**
7 nm
5 nm
3 nm
2 nm
1.x nm
1 nm



DRAM
100 kwspm
100%
80%
60%
40%
20%
0%
1Z
1A
1B
1C
0A
0B
0C
>20% NoN
1Z
1A
1B
1C
0A
0B
0C



NAND
120 kwspm
100%
80%
60%
40%
20%
0%
92L
128L
176L
2xxL
3xxL
4xxL
5xxL
>10% NoN
92L
128L
176L
2xxL
3xxL
4xxL
5xxL
High-NA
EUV
ArFi
Dry

*kwspm: 1,000 wafer starts per month;
** NoN: Node on Node;

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Mature markets drive DUV spend     Power    Mature Logic/Analog Sensors 45K wafers/month     Non-OpticalOptical 100%     90%     80%     70%     60%     50%     40%     30%     20%     10%     0%     250 nm    130 nm 45 nm250 nm40 nm ArFi ArF KrF i-line Page 12

Installed Base Management*: growing installed base provides opportunity for growth in service and upgrades

Growth drivers:

- **Growing installed base** population
- **Service**: move to value-based services
- **Upgrades**: design for extendibility, enabling performance upgrades in the field

Installed Base Management: services and upgrades



Installed Base Management revenue (€bn)
14
12
10
8
6
4
2
0
~15% CAGR
~12% CAGR
~10% CAGR
~10% CAGR
CAGR 11%
CAGR 13%
2020
CMD'21 2025 midpoint
2025
CMD'21 2030
2030

* Installed Base Management equals our net service and field option sales

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Model assumptions 2025 & 2030

Market share assumptions: EUV 100%, ArFi 90%, Dry 65%

	Advanced Logic (≤ 28 nm)	DRAM	NAND
General	• EUV High-NA high volume from 2025/2026 • 2-year cadence	• EUV High-NA from 2026 • <2-year cadence	• Storage class memory remains a niche • 3D NAND: stack of stacks & CMOS bonded array. • <2-year cadence
Market Low - High	• Reference 16/14 nm, **350 kwspm*** • Node on node (percent change): • Low: **-5%** • High: **8%**	Bit growth: • Low: 15% • High: 25%	Bit growth: • Low: 25% • High: **35%**
EUV	• 20-30 EUV exposures (including High-NA) • First EUV High-NA node ~ 4-9 exposures	• **70-80%** of wafer capacity converted to nodes with **up to 9 exposures** of EUV (including High-NA) ** • **First High-NA node ~1-2 exposures**	

* kwspm: 1000 wafer starts per month
** Assuming EUV export license restrictions apply

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Our updated model for 2025 goes beyond our high-market scenario from     CMD    2021 Market    System units Total sales opportunity (in €bn) CMD 2021    CMD 2022 CMD 2022CMD 2021CMD 2022CMD 2022 High    Units ASML Units ASMLUnits ASMLSalesSales Sales 2025    2025 2030202520252030 EUV High-NA 0.55    5 530Systems (Litho and M&I*) 233247 EUV Low-NA 0.33    70 8080 ArFi (immersion)    78 105115Installed Base Management**7813 Dry    189 385425 Total    342 575650Total304060 CMD 2021    CMD 2022 CMD 2022CMD 2021CMD 2022CMD 2022 Low    Units ASML Units ASMLUnits ASMLSalesSales Sales 2025    2025 2030202520252030 EUV High-NA 0.55    5 515Systems (Litho and M&I*) 182333 EUV Low-NA 0.33    48 6565 ArFi (immersion)    63 7585Installed Base Management**6711 Dry    124 180250 Total    240 325415Total243044 *M&I : Metrology & Inspection     ** Installed Base Management equals our net service and field option sales     Page 16

Higher sales across all product portfolio translates to increase in 2025 and 2030 modeled scenario

Growth drivers

- Increase in EUV and Non EUV* is driven by increase in units for 2025 and increase in units/ASP for 2030
- Growing Installed Base Management provides higher service and field upgrade business

CAGR	CMD 2021	CMD 2022
2020 – 2025	14%	20%
2020 – 2030	11%	14%
2025 – 2030	8%	8%

ASML 2025 - 2030 sales build up (mid point of range)



CMD 2021
2025
CMD 2022 Sales development
2025
CMD 2022 Sales development
2030
Modeled sales (€bn)
27
4
3
1
35
10
3
4
52
2025
EUV
Non EUV*
IBM**
2025
EUV
Non EUV*
IBM**
2030

* Non EUV = DUV + Metrology & Inspection
** IBM = Installed Base Management, equals our net service and field option sales

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And increasing litho as a percentage of semi market

Drivers

- Semi industry sales growing faster this decade than in previous decades
- Higher semi market growth requires increased upfront Capex investments to enable future semi growth
- Equipment portion within overall Capex is increasing, with opportunity to further increase litho
- Technological sovereignty trend leads to lower utilization

Litho/Semi industry sales ratio



6%
5%
4%
3%
2%
1%
0%
Litho as percentage of semi market
2000
2005
2010
2015
2020
2025
2030
External sources
ASML CMD 2022 scenarios (High-Low range)

Source: ASML analysis using WSTS.org, SEMI.org, VLSI Research/TechInsights, Gartner

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ASML updated financial model

	Actuals **2021**	CMD 2021 Low - High market **2025**	CMD 2022 Low - High market **2025**	CMD 2022 Low - High market **2030**
Total sales	**18.6€bn**	**~24 – 30€bn**	**~30 – 40€bn**	**~44 – 60€bn**
Installed Base Management*	5.0€bn	~6 – 7€bn	~7 – 8€bn	~11 – 13€bn
System sales	13.6€bn	~18 – 23€bn	~23 – 32€bn	~33 – 47€bn
Gross margin	52.7%	~54 – 56%	~54% – 56%	~56% – 60%
R&D	2.5€bn (14%)	~3.4 – 3.7€bn	~4.3 – 4.8€bn	~6.0 – 6.6€bn
SG&A	0.7€bn (4%)	~1.0€bn	~1.3€bn	~1.6€bn
Capex	0.9€bn (5%)	~1.0€bn	~1.5€bn	~1.5€bn
Cash Conversion Cycle	219 days	<200 days	<200 days	<200 days
Effective Tax Rate	15%	~16%	~16.5%**	~16.5%**

* Installed Base Management equals our net service and field option sales
** Estimated Effective Tax Rate is based on 2022 tax legislation, and currently expected changes

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Our flexible operating model can deal with the industry volatility and uncertainties

Flexible workforce
Employees

Additional flexibility through the hour bank and other measures


7%
93%
2021
Flexworkers
Own personnel

Outsourced R&D
R&D spend, B€


27%
73%
2021
D&E Flex labor and farm-out
D&E Fix labor and other costs

Systems Cost of Goods (COG) at Standard, composition

Majority of systems COG is externally sourced


82%
18%
2021
Materials
Labor

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Historical shareholder value creation Continuing growth Continued shareholder value creation Page 24

ASML's capital return policy

Maintain a strong and flexible balance sheet

Focused investment in our business through R&D, Capex


In €bn
Cymer acquisition (€3.1bn)
HMI acquisition (€2.8bn)
Carl Zeiss SMT Holding acquisition 24.9% interest (€1.0bn)
Berliner Glas acquisition (€0.3bn)
0.7
0.1
0.5
0.9
0.3
0.6
0.8
0.2
0.6
1.1
0.2
0.9
1.4
0.4
1.1
1.4
0.4
1.1
1.4
0.3
1.1
1.6
0.4
1.3
2.2
0.6
1.6
2.9
0.9
2.0
3.2
1.0
2.2
3.5
0.9
2.5
4.7
1.5
3.2
2010
2011
2012
2013
2014
2015
2016
2017*
2018
2019
2020
2021
2022E**
Annual R&D
Annual Capex

Excess cash distribution

- Combination of growing dividends and share buybacks
- A new share buyback program, effective today, to be executed by December 31, 2025. Intention to repurchase shares up to €12.0 billion, of which we expect a total of up to 2 million shares to cover employee share plans. Intention to cancel the remainder of the shares repurchased.


In €bn
30.8
2.4
0.3
2.1
3.3
0.5
2.8
4.0
0.6
3.4
4.5
0.9
3.7
5.5
1.1
4.4
6.4
1.4
4.9
7.2
1.9
5.3
8.2
2.4
5.8
10.0
3.0
7.0
11.7
4.3
7.4
14.0
5.4
8.6
23.9
6.7
17.2
9.3
21.5
up to 2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022 YTD***
Cumulative share buyback
Cumulative dividend

*ASML contribution for Zeiss SMT capex included as of 2017

** 2022E is the best estimate for the FY2022 figures

*** 2022YTD is up to and including 18 October 2022 for share buyback and including 14 November 2022 interim dividend

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Business model and capital allocation strategy Key messages     Investments create    Our continued investments in technology leadership have created significant value    shareholder value Growth in    Growth in semiconductor end markets and increasing lithography intensity markets    on future nodes fuel demand for our products and services Market scenarios    We expect substantial growth opportunities in this decade opportunity    Based on different market scenarios, we see an opportunity to achieve the following in 2025 and 2030: 2025: annual revenue between approximately €30 billion and €40 billion with gross margin between approximately 54% and 56% 2030: annual revenue between approximately €44 billion and €60 billion with gross margin between approximately 56% and 60% Growing dividends    We expect to continue to return significant amounts of cash to our shareholders and buybacks    through a combination of growing dividends and share buybacks ASML announces a new share buyback program, effective today, and to be executed by December 31, 2025. We intend to repurchase shares up to an amount of €12.0 billion Page 26

Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and the technology industry and business environment trends, expected lithography and semiconductor industry growth and growth rates and revenue, capital intensity outlook, expected growth in semiconductor end markets, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments in wafer capacity and plans to increase capacity, expected growth in lithography spend, opportunity for growth in service and upgrades and expected growth in Installed Base Management sales, expected increase in capacity and plan for ASML and its suppliers to increase capacity and output to meet demand, expected production of systems, updated model for 2025 and 2030, outlook and expected, modelled or potential financial results, including revenue projections and annual revenue opportunity gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2025 and 2030 and assumptions underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected growth in the semiconductor industry including demand growth and expected capital spend in the coming years, the impact of technology sovereignty and foundry competition, statements with respect to dividends and share buybacks and dividend policy, including expectation of growing dividends and buybacks and statements with respect to ASML’s new buyback plan, energy generation and consumption trends and the drive toward energy efficiency, increasing technological sovereignty across the world, including specific goals of countries across the world, increasing competition in the foundry business and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand and capacity for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, risks relating to execution of technology roadmaps, demand and production capacity and our and our supplier’s ability to increase capacity to meet demand, the impact of inflation and any recession, investments in capacity and lithography spend, our ability to meet the goals and expectations in our business and financial models and whether the assumptions underlying our models prove to be reasonable and accurate, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, our ability to increase capacity including our infrastructure and workforce, our ability to control costs and maintain and improve gross margin and competitive position, trends in the semiconductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, geopolitical risks and impact on our business, import/export and national security regulations and orders and their impact on us including the impact of new U.S. export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of our share repurchase program and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Page 27

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